EXHIBIT 4(b).3
Description of Amendment to DuPont Salary Deferral & Savings Restoration Plan effective January 1, 2007
The DuPont Salary Deferral & Savings Restoration Plan was amended effective January 1, 2007 to provide that an individual hired, or re-hired, on or after January 1, 2007, by E. I. du Pont de Nemours and Company, DuPont Performance Elastomers, L. L. C., Magellan Systems International, L. L. C., or Du Pont Vespel Parts & Shapes shall not be eligible to participate in the plan, notwithstanding any provisions of this plan to the contrary.